82-5769

UFJ Holdings, Inc

04036223

SUPPL

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	August 12, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	12 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

Dlw 8/13

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 12, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

August 12, 2004

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and UFJ Group

Tokyo, August 12, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have, subject to the approval by the shareholders and the relevant authorities, concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups.

1. Outline of Management Integration

(i) As the needs of customers in Japan and abroad become diversified and sophisticated, Mitsubishi Tokyo Financial Group and UFJ Group aim, through their management integration, to create a "premier comprehensive global financial group" that is competitive worldwide, and to provide customers with products and services of the highest quality.

(ii) By this management integration, we will create a highly competitive group with strong presence in the core financial business areas, such as banking, trust business, securities, asset management, credit card, consumer finance, and lease. Through a close collaboration among

the group companies, we will strengthen our organizational capabilities to respond comprehensively and flexibly to a wide variety of our customers' financial needs.

(iii) In the domestic market, the new comprehensive financial group's network will be well-balanced geographically among the Tokyo, Nagoya and Osaka metropolitan areas, while in overseas markets, it will have the number one global network among Japanese banking groups. The new group will also have a diverse customer base ranging from individual customers, small and medium-sized companies to large companies. The combination of the two groups will be extremely complementary in terms of business operations and branch networks. By leveraging the respective strengths of each group, and by further pursuing efficiencies throughout the new group, we will aim to improve the standard of our products and services and seek to provide significant benefits expected from this management integration to our customers and shareholders.

(iv) Two groups will be integrated based on equal spirit. Furthermore, founded on the key principles of trust and reliability, both groups will foster a corporate culture that will fully realize the abilities of our personnel, aim to significantly strengthen corporate governance, and will contribute to the prosperity of our customers, society and the economy, and to raise shareholder value as a reliable comprehensive financial services group.

2. Integration structure

We are considering the integration structures as follows.

(i) Holding companies
Mitsubishi Tokyo Financial Group, Inc and UFJ Holdings, Inc. will merge, with MTFG as the surviving company.

(ii) Banks
The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited will merge, with BTM, a wholly-owned subsidiary of the new holding company, as the surviving company.

(iii) Trust banks
The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited will merge, with MTB, a wholly-owned subsidiary of the new holding company, as the surviving company.

(iv) Securities companies
Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd. will merge, with Mitsubishi Securities as the surviving company, and becoming a directly or indirectly owned

subsidiary of the new holding company.

(v) Group companies other than banks, trust banks and securities companies
In order to realize the purpose of management integration, group companies other than banks, trust banks and securities companies will consider the integration after receiving the cooperation of the relevant companies, if necessity arises.

3. Integration schedule

The integration of the two groups' holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005, subject to receiving approval from the relevant authorities as stipulated by law.

4. Company names

(i) The planned name of the new holding company is Kabushikikaisha Mitsubishi UFJ Holdings in Japanese, and Mitsubishi UFJ Holdings, Inc. in English
(ii) The planned name of the new bank is Kabushikikaisha Mitsubishi Tokyo UFJ Ginko in Japanese, and The Bank of Tokyo-Mitsubishi UFJ, Ltd. in English
(iii) The planned name of the new trust bank is Mitsubishi UFJ Shintaku Ginko Kabushikikaisha in Japanese, and Mitsubishi UFJ Trust and Banking Corporation in English
(iv) The planned name of the new securities company is Mitsubishi UFJ Shouken Kabushikikaisha in Japanese, and Mitsubishi UFJ Securities Co., Ltd. in English

5. Locations of Headquarters

(i) New holding company
The current headquarters of MTFG (Chiyoda-ku, Tokyo)
(ii) New bank
The current headquarters of BTM (Chiyoda-ku, Tokyo)
(iii) New trust bank
The current headquarters of MTB (Chiyoda-ku, Tokyo)
(iv) New securities company
The current headquarters of Mitsubishi Securities (Chiyoda-ku, Tokyo)

6. Representatives (Planned)

(i) New holding company
Chairman : Ryosuke Tamakoshi; Deputy Chairman: Haruya Uehara;
President : Nobuo Kuroyanagi

(ii) New bank

Chairman	: Shigemitsu Miki;	Deputy Chairman	: Ryosuke Tamakoshi;
President	: Nobuo Kuroyanagi;	Deputy President	: Takamune Okihara

(iii) New trust bank

Chairman	: Akio Utsumi;	President	: Haruya Uehara;
Deputy President	: Shintaro Yasuda		

(iv) New securities company

Chairman	: Yasumasa Gomi;	Deputy Chairman:	Koichi Kane;
President:	: Kimisuke Fujimoto		

7. Integration Ratio

The respective merger or other integration ratios for the holding companies, banks, trust banks and securities companies will be decided on the basis of forthcoming discussions considering rational assessments, including valuation reports by outside institutions.

The organization, capital, specific integration procedures, and other matters regarding the new holding company, new bank, new trust bank and new securities company will be decided on the basis of forthcoming discussions.

8. Stock Exchange listings

It is planned that the new holding company will be listed in Japan on the stock exchanges of Tokyo, Osaka and Nagoya, and overseas on the stock exchanges of New York and London.

9. Business tie-ups

Prior to integration, the holding companies, banks, trust banks and securities companies will, in order to improve customers' convenience and enhance our service standard, enter into business tie-ups in accordance with the purpose and spirit of management integration.

10. Organization to promote integration

To promote prompt and smooth integration of management and operation, an integration committee will be established with the president of MTFG as committee chairman and the president of UFJ Holdings as deputy chairman.

A bank integration committee, a trust bank integration committee, and a securities company integration committee will also be established at banks, trust banks and securities companies,

respectively.

The purpose of management integration of MTFG and UFJ is to create a "premier comprehensive global financial group" that is competitive worldwide to provide products and services of the highest quality from the customer-oriented point of view. In order to realize this purpose, we would like related parties to share the spirit of our management integration.

* * *

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

<Reference: Complementarity in operations and regions>

Lending portfolios (As at end March 2004)

Since over half (53%) of MTFG's lending is to large companies , etc or overseas borrowers and UFJ's lending is weighted towards medium- and small-sized companies and individuals (64%), the management integration will enable us to create a balanced portfolio.

Domestic and overseas networks (As at end March 2004)

77% of MTFG's domestic branches are concentrated in Eastern Japan while in contrast UFJ is more balanced with 28% of its branches in Central Japan and 34% in Western Japan. MTFG has the leading overseas network among Japanese banks with 81 locations. Integration of the two groups should thus be highly complementary.

<Outline of the Groups (1)>

[Group Consolidated]

(Consolidated, as of end March 2004)

	Mitsubishi Tokyo Financial Group, Inc.	UFJ Holdings, Inc.	Combined
Date of establishment	April 2, 2001	April 2, 2001	-
Registered Head Office	2-4-1, Marunouchi, Chiyoda-ku, Tokyo	3-5-6, Fushimimachi, Chuo-ku, Osaka	-
Representative	Nobuo Kuroyanagi, President & CEO	Ryosuke Tamakoshi, President & CEO	-
Shareholders' capital	Yen 1,258,052 million	Yen 1,000,000 million	-
Number of Outlets *(Note 1)*	396	485	881
In Japan	315	459	774
Overseas	81	26	107
Number of consolidated employees *(Note 2)*	43,627	34,269	77,896
Total assets	Yen 106,615.4 billion	Yen 82,134.4 billion	Yen 188,749.9 billion
Deposits	Yen 66,097.5 billion	Yen 52,975.7 billion	Yen 119,073.3 billion
Loans	Yen 46,590.1 billion	Yen 42,462.6 billion	Yen 89,052.7 billion
Net assets	Yen 4,295.2 billion	Yen 1,665.0 billion	Yen 5,960.3 billion
Trust assets *(Note 3)*	Yen 55,876.3 billion	Yen 36,184.8 billion	Yen 92,061.2 billion
Gross business profit *(Note 4)*	Yen 1,773.5 billion	Yen 1,625.2 billion	Yen 3,398.8 billion
Net business profit *(Note 5)*	Yen 793.1 billion	Yen 921.5 billion	Yen 1,714.7 billion
BIS capital ratio (International Standard)	12.95%	9.24%	11.24%
Tier1 Ratio	7.14%	4.70%	6.02%
Deferred tax assets outstanding (net)	Yen 655.5 billion	Yen 1,395.7 billion	Yen 2,051.3 billion
Ratio of DTA to Tier1 Capital	16.9%	64.1%	33.9%
Number of shares outstanding	6,572 thousand	5,824 thousand	-
Common shares	6,476 thousand	5,093 thousand	-
Preferred shares	96 thousand	731 thousand	-

Major Shareholders	Name (Mitsubishi Tokyo Financial Group, Inc.)	Percentage held of total shares in issue	Name (UFJ Holdings, Inc.)	Percentage held of total shares in issue
	Japan Trustee Services Bank, Ltd. (Trust Account)	6.92%	State Street Bank and Trust Company 505010	5.30%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.93%
	State Street Bank and Trust Company	3.31%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.34%
	Hero & Co.	2.75%	State Street Bank and Trust Company	2.89%
	Meiji Yasuda Life Insurance Company (Pension trust account)	2.70%	Nippon Life Insurance Company	2.74%
	The Tokio Marine and Fire Insurance Co., Ltd.	2.26%	Toyota Motor Corporation	2.69%

Notes: 1. Figures of MTFG are aggregates of Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking Corporation, those of UFJ Holdings are aggregates of UFJ Bank and UFJ Trust Bank

2. Figures include local employees in overseas offices and do not include temporary and part-time employees

3. Figures include trust assets under the Service-Shared Co-Trusteeship

4. Before credit costs for trust accounts

5. Before credit costs for trust accounts and provision for formula allowance for loan losses

<Outline of the Groups (2)>

[Commercial Banks]

(Non-consolidated, as of end March 2004)

	The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Ltd.	Combined
Date of establishment	August 1919	December 1933	-
Registered Head Office	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	3-21-24, Nishiki, Naka-ku, Nagoya	-
Representative	Nobuo Kuroyanagi, President	Takamune Okihara, President	-
Shareholders' capital	Yen 871,973 million	Yen 843,582 million	-
Credit rating	A-(S&P)	BBB(S&P)	-
(As of August 11, 2004)	A2(Moody's)	A3(Moody's)	-
Number of Outlets *(Note 1)*	340	446	786
In Japan	267	420	687
Overseas	73	26	99
Number of Employees *(Note 2)*	17,714	16,911	34,625
Total assets	Yen 76,437.4 billion	Yen 70,712.5 billion	Yen 147,149.9 billion
Deposits	Yen 51,819.4 billion	Yen 48,813.9 billion	Yen 100,633.3 billion
Loans	Yen 34,816.6 billion	Yen 37,876.3 billion	Yen 72,693.0 billion
Net assets	Yen 3,142.2 billion	Yen 1,577.9 billion	Yen 4,720.2 billion
BIS capital ratio (Consolidated, International Standard)	11.97%	8.36%	10.21%
Tier 1 ratio	6.52%	4.27%	5.42%
Disclosed claims under Financial Revitalization Law *(Note 3)*	Yen 992.7 billion	Yen 3,556.3 billion	Yen 4,549.0 billion
Disclosed claims ratio under Financial Revitalization Law *(Note 3)*	2.55%	8.40%	5.60%
Gross business profit *(Note 3)*	Yen 925.3 billion	Yen 1,198.2 billion	Yen 2,123.5 billion
Net business profit *(Note3)*	Yen 466.8 billion	Yen 708.1 billion	Yen 1,174.9 billion
Net profit	Yen 359.7 billion	(Yen 408.8 billion)	(Yen 49.0 billion)
Retail business			
Individual deposits in Yen	Yen 25,862.5 billion	Yen 24,114.8 billion	Yen 49,977.3 billion
Individual deposits in foreign currencies (@Yen110/$)	Yen 808.7 billion	Yen 486.9 billion	Yen 1,295.6 billion
Loans to individual customers *(Note 3)*	Yen 7,798.9 billion	Yen 10,273.5 billion	Yen 18,072.5 billion
New housing loan extension *(Note 4)*	Yen 1,403.8 billion	Yen 1,609.6 billion	Yen 3,013.4 billion
Corporate business			
Loans to SMEs *(Note 3)*	Yen 9,530.0 billion	Yen 14,816.4 billion	Yen 24,346.4 billion
Private placement bonds entrusted *(Note 5)*	Yen 234.4 billion	Yen 943.5 billion	Yen 1,177.9 billion
ABCP *(Note 6)*	Yen 1,998.9 billion	Yen 939.2 billion	Yen 2,938.1 billion
Volume of trade handling	US$ 237.1 billion	US$ 132.9 billion	US$ 370.0 billion
Share of customs clearing	26.9%	15.1%	42.0%

Notes: 1. Figures include sub-branches and agencies

2. Figures exclude employees on external assignment and include those seconded from outside and local employees in overseas offices. Figures do not include temporary and part-time employees.

3. Figures of UFJ Bank include those of 2 separated subsidiaries

4. New loan contracts for residential purpose

5. Figures exclude ABS

6. Figures are based on amount of negotiation of claimable assets

<Outline of the Groups (3)>

[Trust Banks]

(Non-consolidated, as of end March 2004)

	The Mitsubishi Trust and Banking Corporation	UFJ Trust Bank Limited	Combined
Date of establishment	March 1927	November 1959	-
Registered Head Office	1-4-5, Marunouchi, Chiyoda-ku, Tokyo	1-4-3, Marunouchi, Chiyoda-ku, Tokyo	-
Representative	Haruya Uehara, President	Shintaro Yasuda, President	-
Shareholders' capital	Yen 324,279 million	Yen 280,536 million	-
Credit rating	A-(S&P)	BBB(S&P)	-
(As of August 11, 2004)	A2(Moody's)	A3(Moody's)	-
Number of Outlets *(Note 1)*	56	39	95
In Japan	48	39	87
Overseas	8	0	8
Number of Employees *(Note 2)*	5,083	2,342	7,425
Total assets	Yen 19,364.2 billion	Yen 6,097.8 billion	Yen 25,462.0 billion
Deposits	Yen 10,844.7 billion	Yen 3,112.0 billion	Yen 13,956.8 billion
Loans (Note 3)	Yen 9,309.0 billion	Yen 4,088.1 billion	Yen 13,397.2 billion
Net assets	Yen 978.5 billion	Yen 383.2 billion	Yen 1,361.7 billion
Trust assets *(Note 4)*	Yen 55,876.3 billion	Yen 36,184.8 billion	Yen 92,061.2 billion
BIS capital ratio (Consolidated, International Standard)	15.03%	12.87%	14.40%
Tier 1 ratio	7.76%	8.72%	8.04%
Disclosed claims under Financial Revitalization Law *(Note 3)*	Yen 426.3 billion	Yen 393.0 billion	Yen 819.3 billion
Disclosed claims ratio under Financial Revitalization Law *(Note 3)*	4.50%	9.56%	6.03%
Gross business profit *(Note 5,6)*	Yen 339.0 billion	Yen 164.1 billion	Yen 503.2 billion
Net business profit *(Note 6,7)*	Yen 188.0 billion	Yen 86.4 billion	Yen 274.5 billion
Net profit *(Note 6)*	Yen 122.7 billion	Yen 33.2 billion	Yen 155.9 billion
Trust business			
Number of testamentary trust with execution	8,626	5,423	14,049
Commissions and trust fees from real estate transactions	Yen 16.2 billion	Yen 12.3 billion	Yen 28.5 billion
Number of clients for stock transfer agency	916	2,049	2,965
Number of shareholders for stock transfer agency	6,365 thousand	12,686 thousand	19,051 thousand
Investment trusts under management	Yen 9.5 trillion	Yen 12.5 trillion	Yen 22.0 trillion
Corporate pension funds	Yen 14.9 trillion	Yen 8.6 trillion	Yen 23.5 trillion

Notes: 1. Figures include sub-branches and agencies

2. Figures exclude employees on external assignment and include the seconded from outside and local employees in overseas offices. Figures do not include temporary and part-time employees.

3. Combined for banking and trust accounts

4. Figures include trust assets under the Service-Shared Co-Trusteeship

5. Before credit costs for trust accounts

6. Figures of UFJ Trust Bank include those of separated subsidiary

7. Before credit costs for trust accounts and provision for formula allowance for loan losses

<Outline of the Groups (4)>

[Securities Firms]

(Non-consolidated, as of end March 2004)

	Mitsubishi Securities Co., Ltd.	UFJ Tsubasa Securities Co., Ltd.	Combined
Date of establishment	March 1948	April 1948	-
Registered Head Office	2-4-1, Marunouchi, Chiyoda-ku, Tokyo	1-1-3, Otemachi, Chiyoda-ku, Tokyo	-
Representative	Koichi Kane, President	Kimisuke Fujimoto, President	-
Shareholders' capital	Yen 65,518 million	Yen 25,107 million	-
Number of outlets in Japan *(Note 1)*	69	89	158
Number of employees (Non-consolidated) *(Note 2)*	3,750	2,804	6,554
Total assets	Yen 4,535.9 billion	Yen 3,468.3 billion	Yen 8,004.3 billion
Client assets under custody	Yen 11.1 trillion	Yen 7.1 trillion	Yen 18.3 trillion
Retail assets under custody	Yen 3.3 trillion	Yen 3.5 trillion	Yen 6.8 trillion
Operating revenue	Yen 129.5 billion	Yen 85.8 billion	Yen 215.4 billion
(Commissions received)	Yen 59.1 billion	Yen 48.9 billion	Yen 108.1 billion
Ordinary profit	Yen 32.2 billion	Yen 22.0 billion	Yen 54.2 billion
Net profit	Yen 32.9 billion	Yen 17.8 billion	Yen 50.7 billion
Share of underwriting *(Note 3)*			
Share in IPO public offerings	3.9%	3.5%	7.4%
Share in secondary stock offerings	4.5%	3.1%	7.6%
Share in straight bonds	10.4%	6.2%	16.6%
Share in Samurai bonds	9.3%	0.3%	9.6%
Share in ABS public offerings	1.0%	7.0%	8.0%
Total shares outstanding	472,661 thousand	303,243 thousand	

Major shareholders	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue
	The Bank of Tokyo-Mitsubishi, Ltd.	52.25%	UFJ Bank Ltd.	61.57%
	Toyota Motor Corporation	5.69%	UFJ Trust Bank Ltd.	6.05%
	The Mitsubishi Trust and Banking Corporation	4.04%	UFJ Partners Asset Management Co., Ltd.	3.57%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.87%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.61%
	Japan Trustee Services Bank, Ltd. (Trust Account)	3.05%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.59%
	Nippon Life Insurance Company	2.34%	Shinsei Bank, Ltd.	1.48%
	Trust & Custody Services Bank, Ltd.	1.58%	Sumitomo Life Insurance Company	0.86%
	Daido Life Insurance Company	1.22%	Taiyo Life Insurance Company	0.85%
	The Chase Manhattan Bank NA London	1.16%	Meiji Yasuda Life Insurance Company	0.66%
	SHARQ	0.92%	Sanshin Co., Ltd.	0.65%

Notes: *1. Figures exclude outlets in the form of partial letting from banks*
2. Figures of Mitsubishi Securities include 32 executive officers (non-directors)
Figures of UFJ Tsubasa Securities include 14 executive officers (non-directors)
3. Source: Thomson DealWatch

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	August 11, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	5 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 11, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

August 11, 2004

UFJ Holdings, Inc.

Regarding the Decision on our Appeal against the Temporary Injunction

UFJ Holdings, Inc. considers the decision by Tokyo High Court regarding our appeal against the temporary injunction appropriate as it sustained our claim against the prohibition on provision of information and consultation with third party.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited

Regarding Mitsubishi Tokyo Financial Group's Cooperation in Strengthening of UFJ Group's Capital

Tokyo, August 11, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara) have concluded a basic agreement relating to MTFG Group's cooperation in strengthening UFJ Group's capital as set forth below.

The capital strengthening is one of the items contained in the memorandum of understanding, which was previously announced on July16, 2004, with respect to the management integration and other matters agreed upon between the two groups. The conclusion of this basic agreement has been approved at meetings of the respective boards of directors of the four companies held today.

1. Purpose of the capital strengthening

The purpose of the capital strengthening is to maximize the benefits of management integration of MTFG and UFJ in line with the principles of such proposed transaction.

2. Amount of capital strengthening

(i) UFJ and/or UFJ bank will strengthen its capital by injecting ¥500 billion and MTFG and/or BTM will participate in such capital strengthening.

(ii) In addition to the strengthening of capital referred to in clause (i) above, subject to further agreement between Mitsubishi Tokyo Financial Group and UFJ Group, and as is necessary and appropriate in light of the purpose of management integration, UFJ and/or UFJ bank will increase its capital by up to ¥200 billion and MTFG and/or BTM and/or parties designated by either or both of them with the consent of UFJ and/or UFJ bank will participate in such capital strengthening.

Following the completion of due diligence, the parties plan to enter into an agreement, which will set forth the details of the capital strengthening as soon as possible.

3. Timing of the capital increase

On or before September 30, 2004.

* * *

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	August 9, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

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UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

August 9, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

August 9, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. (UFJ) received a proposal concerning a management integration from Sumitomo Mitsui Financial Group, Inc. yesterday.

Even though UFJ has not changed its basic stance to aim at management integration with Mitsubishi Tokyo Financial Group, Inc. at this moment, since the proposal was presented, UFJ is examining it prudently together with outside experts.